Exhibit 3

Grown Rogue Reports Fourth Quarter 2022 Results, Record Revenue and aEBITDA

●	Revenue of $5.07M compared to $3.76M in Q4 2021, an increase of 35%

●	Adjusted EBITDA[1] (aEBITDA) of $1.66M compared to $1.2M in Q4 2021, an increase of 39%

●	Positive free cash flow for Q4 2022 and fiscal 2022

●	Subsequent to quarter-end, closed a $2.0M convertible debenture financing

Medford, Oregon, December 13, 2022 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company operating in Oregon and Michigan, is pleased to report its unaudited fiscal fourth quarter 2022 results for the three months ended October 31, 2022. All financial information is provided in U.S. dollars unless otherwise indicated.

Fourth Quarter 2022 Financial Summary ($USD Millions)

Q4 2022 Summary	Q4 2022	Q4 2021	+/- %
Revenue	5.07	3.76	+35%
aEBITDA	1.66	1.20	+39%
aEBITDA %	32.8%	31.9%	+90	bps
Operating Cash Flow before CNCWC	0.72	0.95	(24.5%)
OCF %	14.1%	25.2%	(11.1%)

Management Commentary

“I couldn’t be more thrilled about our record revenue and adjusted EBITDA, closing out a record year including achieving positive free cash flow for the year,” said Obie Strickler, CEO of Grown Rogue. “It’s even more exciting to watch our team continue to increase market share in Oregon and Michigan by staying true to our focus towards ensuring customers experience leading craft quality and genetics at an attractive value. Our business continues to show scale, with revenue up 35% year over year and aEBITDA up 39%, despite pricing headwinds in our markets, particularly in Michigan”, continued Mr. Strickler. “In Oregon, we saw continued reduction in total supply as many cultivators exit or scale back their business, which should result in a pricing rebound in 2023. It’s also great to see a shifting of investor sentiment towards strong operators and management teams reflected in our recently closed a $2.0M convertible debt financing with Mindset Capital at very attractive terms to the company. We are planning to continue our disciplined approach to capital allocation as we look to accelerate expansion plans into new markets. I look forward to updating Grown Rogue shareholders on these efforts in the future.,”

Oregon Market Highlights ($USD Millions)

Oregon	Q4 2022	Q4 2021	+/- %
Revenue	2.70	1.62	+66%
aEBITDA	0.96	0.72	+32%
aEBITDA Margin %	35.6%	44.7%	(9.2%)

●	#1 Flower brand in Oregon for the sixth consecutive quarter, according to LeafLink’s MarketScape data

●	Total harvested wet weights for the state of Oregon decreased 13% YoY for indoor and 21% YoY for outdoor

Michigan Market Highlights ($USD Millions)

Michigan	Q4 2022	Q4 2021	+/- %
Revenue	2.37	2.14	+11%
aEBITDA	0.86	1.11	(20%)
aEBITDA Margin %	37.4%	52.1%	(14.7%)

●	Gross margin of 63.4% in the quarter before fair value adjustments

●	Completed the first harvests from the 13th and 14th growing rooms in Q4 2022

Michigan operations are through Golden Harvests, LLC

Segmented profit & loss and aEBTIDA reconciliation

	Oregon	Michigan	Corporate	Consolidated
Sales revenues	2,702,947	2,369,688	-	5,072,635
Costs of goods sold, excluding fair value adjustments	(2,267,904)	(868,469)	-	(3,136,373)
Gross profit before fair value adjustments	435,043	1,501,219	-	1,936,262
Net fair value adjustments	(138,558)	(155,636)	-	(294,194)
Gross profit	296,485	1,345,583	-	1,642,068

Operating expenses:
General and administration	591,840	710,621	268,424	1,570,885
Depreciation and amortization	27,735	169,138	23,853	220,726
Share based compensation	-	-	9,316	9,316
Other income and expense:
Interest and accretion	79,665	32,975	99,520	212,160
Gain on debt settlement	(31)	1,847	-	1,816
Other income and expense	(5,400)	-	606	(4,794)
Net income (loss) before tax	(397,324)	431,002	(401,719)	(368,041)
Tax	11,302	72,287	-	83,589
Net income after tax	(408,626)	358,715	(401,719)	(451,630)

Add back (deduct) from net income after tax:
Realized fair value amounts included in inventory sold	427,470	478,195	-	905,665
Unrealized fair value gain on growth of biological assets	(288,912)	(322,559)	-	(611,471)
Amortization of property & equipment included in cost of sales	415,659	97,145	-	512,804
	145,591	611,496	(401,719)	355,368
Interest and interest accretion expense, as reported	79,665	32,975	99,520	212,160
Amortization of property and equipment, as reported	27,735	169,138	23,853	220,726
Share-based compensation	-	-	9,316	9,316
Income tax expense	11,302	72,287	-	83,589
EBITDA	264,293	885,896	(269,030)	881,159
Compliance costs	-	-	34,552	34,552
Costs associated with acquisition of Golden Harvests	-	-	50,000	50,000
New production location startup costs	400,798	-	-	400,798
Impact of market price reduction	296,322	-	-	296,322
aEBITDA	961,413	885,896	(184,478)	1,662,831
aEBITDA margin %	35.6%	37.4%	-	32.8%

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a craft cannabis company focused on delighting customers with premium flower and flower-derived products at fair prices. Our roots are in Southern Oregon where we have demonstrated our capabilities in the highly competitive and discerning Oregon market and, more recently, we successfully expanded our platform to Michigan. We combine our passion for product and value with a disciplined approach to growth, prioritizing profitability and return on capital. Our strategy is to pursue capital efficient methods to expand into new markets, bringing our craft quality and value to more consumers. We also continue to make modest investments to improve our outdoor craft cultivation capabilities in preparation for eventual interstate commerce

NOTES:

1.

The Company’s “aEBITDA,” or “Adjusted EBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance.

NON-IFRS FINANCIAL MEASURES

EBITDA and aEBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2021 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2021. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk

Inquiries

invest@grownrogue.com

(458) 226-2100